                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(a)

                             (AMENDMENT NO. _____)*


                              Pacific Ethanol, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   69423U 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Ryan Turner, Chief Operating Officer, 5711 N. West Avenue, Fresno, CA 93711,
                                 (559) 435-1771
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 27, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 5 Pages)


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lyles Diversified, Inc.; Tax ID No. 94-1050189
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     CALIFORNIA, UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         2,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,000,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,000,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) The number of outstanding shares for purposes of this calculation consists of 27,700,401 shares outstanding as of May 20, 2005.

ITEM 1.           SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock, $.001 par value per share, of Pacific Ethanol, Inc., a Delaware corporation (the "Issuer"). The names and the address of the principal executive officers of the Issuer are as follows:

         Principal Executive Officers:
                          William L. Jones, Chairman
                          Neil M. Koehler, Chief Executive Officer and President Ryan Turner, Chief Operating Officer and Secretary William G. Langley, Chief Financial Officer

         Address:         Pacific Ethanol, Inc.
                          5711 N. West Avenue
                          Fresno, CA  93711

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) Lyles Diversified, Inc., a California corporation (referred to herein as the "Reporting Person").

         (b) The business address for the Reporting Person is:

                  Lyles Diversified, Inc.
                  P.O. Box 4376
                  Fresno, CA  93744

         (c) The principal business of the Reporting Person is construction, real estate rental, real estate development, and investments. The Issuer's address is given in subsection (b) above.

         (d) - (e) During the last five years the Reporting Person has not, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is incorporated in California.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in Item 4 below, the Reporting Person acquired its shares of common stock in Pacific Ethanol, Inc. by exercising its option to convert debt to securities pursuant to that certain Term Loan Agreement dated as of June 16, 2003, as amended on July 29, 2004 and on December 28, 2004. The disclosures set forth in Item 4 are incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

         On June 16, 2003, the Reporting Person entered into that certain Term Loan Agreement (as amended on July 29, 2004 and on December 28, 2004, the "Loan Agreement") with Pacific Ethanol, Inc., a California corporation ("PEI California"), under which the Reporting Person loaned a total of $5,100,000 to PEI California for the acquisition of real property. On March 23, 2005, the Loan Agreement was assigned by PEI California to Pacific Ethanol, Inc., a Delaware corporation ("PEI Delaware"), in connection with a share exchange transaction. Pursuant to the Loan Agreement the Reporting Person is entitled to convert up to $1,500,000 of the principal outstanding into shares of common stock of PEI Delaware at a fixed price of $1.50 per share for a period up to and including May 31, 2005. As of May 27, 2005, the Reporting Person had converted a total of $1,500,000 of the principal outstanding into 1,000,000 shares of common stock of PEI Delaware. The Reporting Person acquired such securities for investment.

         The Loan Agreement also provides that outstanding principal amounts accrue interest at the rate of five percent per annum through June 19, 2004 and accrue interest at a rate per annum equal to the prime rate as published in THE WALL STREET JOURNAL plus two percentage points from June 20, 2004 until maturity. One-third of the principal outstanding on June 20, 2006 is payable on that date and one-half of the principal outstanding on June 20, 2007 is payable on that date. All remaining outstanding principal, together with any accrued interest thereon, is due and payable on June 20, 2008. PEI Delaware will be required to prepay principal outstanding in the event that (i) PEI Delaware's construction cost for its Madera facility to be constructed is less than $42.6 million, in which case PEI Delaware is then required to pay the difference between the actual construction cost and $42.6 million, up to the full amount of the principal outstanding, or (ii) PEI Delaware obtains construction financing for its second facility to be constructed, in which case PEI Delaware is then required to pay all principal and accrued interest outstanding. The Loan Agreement contains standard representations and warranties, covenants, events of default and remedies upon the occurrence of an event of default.

         In connection with the Loan Agreement, the Reporting Person was granted a security interest in the real property on which PEI Delaware's Madera facility is to be constructed pursuant to a Deed of Trust (Non-Construction) Security Agreement and Fixture Filing with Assignment of Rents ("Deed of Trust") effective as of June 20, 2003 by and among PEI California, the Reporting Person and Chicago Title Company as trustee. This Deed of Trust was also assigned by PEI California to PEI Delaware on March 23, 2005.

         Except as described in Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 2,000,000 shares of common stock of the Issuer, which equals approximately 7.2% of the outstanding shares of common stock of the Issuer as of May 20, 2005.

         (b) The Reporting Person has sole voting and dispositive power as to 2,000,000 shares.

         (c) Other than as described above in Item 4, the Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days.

         (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The disclosures set forth in Item 4 concerning the Term Loan Agreement between the Reporting Person and PEI Delaware are incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         10.1 Term Loan Agreement dated June 16, 2003 and Deed of Trust dated June 20, 2003 between Pacific Ethanol, Inc., a California corporation and Lyles Diversified, Inc.

         10.2     Amendment to Loan Agreement dated July 29, 2004

         10.3     Amendment #2 to Loan Agreement dated December 28, 2004

         10.4 Assignment of Term Loan Agreement and Deed of Trust dated March 23, 2005 between the Reporting Person, Pacific Ethanol, Inc., a California corporation, Pacific Ethanol, Inc., a Delaware corporation, and William L. Jones


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              June 1, 2005
                               -------------------------------------------------
                                                (Date)

                               LYLES DIVERSIFIED, INC., a California corporation


                                By: /s/ William M. Lyles IV
                                    --------------------------------------------
                                    William M. Lyles IV, Vice-President